UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*



                         AVANT IMMUNOTHERAPEUTICS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    053491106
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  053491106
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(1)  Names of Reporting Persons:  TSP Capital Management Group, LLC
     I.R.S. Identification Nos. of Above Persons (entities only)


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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:   Delaware
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Number of Shares Beneficially Owned
  by Each Reporting Person            (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:                0*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:      0*
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
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(11) Percent of Class Represented by Amount in Row (9):  0.0%*
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(12) Type of Reporting Person (See Instructions):  IA
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* Based on information  set forth on the Form 10-Q of AVANT  Immunotherapeutics,
Inc. (the "Company") as filed with the Securities and Exchange Commission on November 7, 2007, there were 74,188,066 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 5, 2007. As of December 31, 2007 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 770,000 and 230,000 Shares, respectively. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 6,632,346 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in their respective names. In addition, Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 7,632,346 Shares or 10.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 1,000,000 Shares or 1.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group. THIS SCHEDULE 13G AMENDMENT NO. 1 (THE "AMENDED 13G") AMENDS AND RESTATES
THE   SCHEDULE   13G,   AS   PREVIOUSLY   AMENDED,   WITH   RESPECT   TO   AVANT
IMMUNOTHERAPEUTICS, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BY TSP CAPITAL MANAGEMENT GROUP, LLC (THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE PRIOR 13G AND REPORTS THAT ONLY THOMAS S. PALUCK AND DOROTHY PALUCK ARE REPORTING PERSONS WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13G BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, THOMAS S. PALUCK POSSESSED THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD BY SEVERAL PRIVATE INVESTMENT ACCOUNTS (THE "MANAGED ACCOUNTS"), AND THOMAS S. PALUCK AND DOROTHY PALUCK POSSESSED SHARED POWER TO VOTE AND SHARED POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD IN THEIR RESPECTIVE NAMES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, THOMAS S. PALUCK AND DOROTHY PALUCK HAVE CAUSED A SCHEDULE 13G AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITH THE SEC UNDER THE CENTRAL INDEX KEYS FOR THOMAS S. PALUCK AND DOROTHY PALUCK DISCLOSING THAT THOMAS S. PALUCK POSSESSED THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD BY THE MANAGED ACCOUNTS, AND THOMAS S. PALUCK AND DOROTHY PALUCK POSSESSED SHARED POWER TO VOTE AND SHARED POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD IN THEIR RESPECTIVE NAMES.

THIS SCHEDULE 13G  AMENDMENT  NO. 1 (THE "AMENDED  13G") AMENDS AND RESTATES THE
SCHEDULE 13G, AS PREVIOUSLY AMENDED, WITH RESPECT TO AVANT IMMUNOTHERAPEUTICS, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BY TSP CAPITAL MANAGEMENT GROUP, LLC (THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE PRIOR 13G AND REPORTS THAT ONLY THOMAS S. PALUCK AND DOROTHY PALUCK ARE REPORTING PERSONS WITH RESPECT TO THE SECURITIES REPORTED IN THE PRIOR 13G BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, THOMAS S. PALUCK POSSESSED THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD BY SEVERAL PRIVATE INVESTMENT ACCOUNTS (THE "MANAGED ACCOUNTS"), AND THOMAS S. PALUCK AND DOROTHY PALUCK POSSESSED SHARED POWER TO VOTE AND SHARED POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD IN THEIR RESPECTIVE NAMES. CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, THOMAS S. PALUCK AND DOROTHY PALUCK HAVE CAUSED A SCHEDULE 13G AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITH THE SEC UNDER THE CENTRAL INDEX KEYS FOR THOMAS S. PALUCK AND DOROTHY PALUCK DISCLOSING THAT THOMAS S. PALUCK POSSESSED THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD BY THE MANAGED ACCOUNTS, AND THOMAS S. PALUCK AND DOROTHY PALUCK POSSESSED SHARED POWER TO VOTE AND SHARED POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES HELD IN THEIR RESPECTIVE NAMES.


Item 1(a).  Name of Issuer:  AVANT Immunotherapeutics, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            119 Fourth Avenue
            Needham, MA 02494


Item 2(a).  Name of Person Filing:  TSP Capital Management Group, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            382 Springfield Avenue, Suite 500
            Summit, NJ 07901

Item 2(c).  Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:   053491106


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.  Ownership:

         (a) Amount Beneficially Owned:       0*

         (b) Percent of Class:             0.0%*


-------------------
* Based on information set forth on the Form 10-Q of AVANT Immunotherapeutics, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 7, 2007, there were 74,188,066 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 5, 2007. As of December 31, 2007 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 770,000 and 230,000 Shares, respectively. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 6,632,346 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in their respective names. In addition, Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 7,632,346 Shares or 10.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 1,000,000 Shares or 1.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group.

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote:                  0*

             (ii) shared power to vote or to direct the vote:                0*

            (iii) sole power to dispose or to direct the disposition of:     0*

             (iv) shared power to dispose or to direct the disposition of:   0*



Item 5.  Ownership of Five Percent or Less of a Class:

         Not applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities:

         Not applicable.




-------------------
* Based on information set forth on the Form 10-Q of AVANT Immunotherapeutics, Inc. (the "Company") as filed with the Securities and Exchange Commission on November 7, 2007, there were 74,188,066 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of November 5, 2007. As of December 31, 2007 (the "Reporting Date"), Thomas S. Paluck and Dorothy Paluck held 770,000 and 230,000 Shares, respectively. In addition, as of the Reporting Date, TSP Capital Management Group, LLC ("TSP") managed one or more private investment accounts on behalf of various clients (the "Managed Accounts"), which owned in the aggregate 6,632,346 Shares. Mr. Paluck is the sole principal of TSP. Mr. and Mrs. Paluck possess shared power to vote and to direct the disposition of those Shares held in their respective names. In addition, Mr. Paluck possesses sole power to direct the disposition of the securities held by the Managed Accounts. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, (i) Mr. Paluck may be deemed to beneficially own 7,632,346 Shares or 10.3% of the Shares issued and outstanding as of the Reporting Date, and (ii) Mrs. Paluck may be deemed to beneficially own 1,000,000 Shares or 1.3% of the Shares issued and outstanding as of the Reporting Date. Each of the reporting persons hereby expressly disclaims membership in a "group" under Section 13(d) of the Act and the rules and regulations thereunder with respect to the Shares reported herein, and this Schedule 13G/A shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.


Item 9.  Notice of Dissolution of Group:

         Not applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 26, 2008


                                    TSP CAPITAL MANAGEMENT GROUP, LLC


                                    /s/ Barbara J. Klepper
                                    --------------------------------------------
                                    Barbara J. Klepper, Chief Compliance Officer




      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)